SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                               Cecil Bancorp, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    149841108
                                 (CUSIP Number)


                             Noel M. Gruber, Esquire
                          James I. Lundy, III, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 29, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 9 Pages

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CUSIP No. 149841108                                                                               Page 2 of 9 Pages


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles F. Sposato

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (a)   [ ]

                                                                                                                 (b)   [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS   PF, AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).                        [ ]
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

     NUMBER OF                    7.     SOLE VOTING POWER 53,091.0061 (includes 14,295 shares held by profit sharing trust of which Mr. Sposato is sole trustee, and as to which Mr. Sposato
      SHARES                             disclaims beneficial ownership of shares held other than for his benefit, 4,050 held by corporation wholly owned by Mr. Sposato and presently exercisable
   BENEFICIALLY                          options to acquire 385 shares of common stock)

     OWNED BY                     8.     SHARED VOTING POWER 10,000 (represents shares held by Mr. Anthony Sposato, Mr.
                                         Sposato's brother and as to which Mr. Sposato disclaims beneficial ownership)
       EACH
                                         SOLE DISPOSITIVE POWER 53,091.0061 (includes 14,295 shares held by profit
     REPORTING                    9.     sharing trust of which Mr. Sposato is sole trustee, and as to which Mr. Sposato disclaims beneficial ownership of shares held other than for his benefit, 4,050
    PERSON WITH                          held by corporation wholly owned by Mr. Sposato and presently exercisable options to acquire 385 shares of common stock)

                                         SHARED DISPOSITIVE POWER 10,000 (represents shares held by Mr. Anthony Sposato,
                                  10.    Mr. Sposato's brother and as to which Mr. Sposato disclaims beneficial ownership)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,091.0061 (includes 14,295 shares held by profit sharing trust of which Mr. Sposato is sole trustee, and as to which Mr. Sposato disclaims beneficial ownership of shares held other than for his benefit, 4,050 held by corporation wholly owned by Mr. Sposato and presently exercisable options to acquire 385 shares of common stock, and 10,000 shares held by Mr. Anthony Sposato, as to which Mr. Sposato disclaims beneficial ownership)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [X]

      Excludes 35,846 shares held by Cecil Bancorp, Inc. Employee Stock Ownership Plan, and as to which Mr. Sposato is a co-trustee.

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.99%

14.      TYPE OF REPORTING PERSON*  IN

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CUSIP No. 149841108                                                                                   Page 3 of 9 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Builder's Choice, Inc Profit Sharing Retirement Trust (TIN 52-2123472)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)  [ ]

                                                                                                              (b)  [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).                   [ ]
          Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

     NUMBER OF             7.   SOLE VOTING POWER  14,295

      SHARES

   BENEFICIALLY            8.   SHARED VOTING POWER 0

     OWNED BY

       EACH                9.   SOLE DISPOSITIVE POWER  14,295

     REPORTING

    PERSON WITH            10.  SHARED DISPOSITIVE POWER 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,295

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.26%

14.      TYPE OF REPORTING PERSON*  EP

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CUSIP No. 149841108                                                                                   Page 4 of 9 Pages


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Anchar, A Maryland General Partnership  (TIN 52-1329669)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)  [ ]

                                                                                                              (b)  [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS   WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).                    [ ]

          Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland


     NUMBER OF         7.    SOLE VOTING POWER  0

      SHARES

   BENEFICIALLY        8.    SHARED VOTING POWER 0

     OWNED BY

       EACH            9.    SOLE DISPOSITIVE POWER  0

     REPORTING

    PERSON WITH        10.   SHARED DISPOSITIVE POWER 0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%

14.      TYPE OF REPORTING PERSON*  PN
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CUSIP No. 149841108                                                                                   Page 5 of 9 Pages




1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bay Ace Hardware, Inc. (d/b/a Ace Hardware)  (TIN 52-1218027)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)  [ ]

                                                                                                              (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS   WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).                   [ ]

          Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

     NUMBER OF       7.    SOLE VOTING POWER  4,050

      SHARES

   BENEFICIALLY      8.    SHARED VOTING POWER 0

     OWNED BY

       EACH          9.    SOLE DISPOSITIVE POWER  4,050

     REPORTING

    PERSON WITH      10.   SHARED DISPOSITIVE POWER 0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,050

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.64%

14.      TYPE OF REPORTING PERSON*  CO
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CUSIP No. 149841108                                                                                   Page 6 of 9 Pages



1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Anthony F. Sposato

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)   [ ]

                                                                                                              (b)   [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).                    [ ]

          Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

     NUMBER OF      5.   SOLE VOTING POWER  10,000

      SHARES

   BENEFICIALLY     6.   SHARED VOTING POWER 0

     OWNED BY

       EACH         7.   SOLE DISPOSITIVE POWER  10,000

     REPORTING

    PERSON WITH     8.   SHARED DISPOSITIVE POWER 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  10,000


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.6%

14.      TYPE OF REPORTING PERSON*  IN

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CUSIP No. 149841108                                           Page 7 of 9 Pages

         This Amendment No. 2 amends and supplements the Schedule 13 D previously filed by the reporting persons. Information previously furnished remains unchanged except to the extent that information provided herein is inconsistent with previously filed information.

ITEM 1.  SECURITY AND ISSUER.

This report relates to the common stock $.01 par value, of Cecil Bancorp, Inc. (the "Company"), a Maryland corporation, the principal office of which is located at 127 North Street, Elkton, Maryland 21921-5547.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds expended in the purchase by Mr. Charles Sposato of 390.5387 shares of common stock pursuant to the Company's dividend reinvestment and stock purchase plan is $6,561.05. The entire amount of such funds was provided from Mr. Sposato's personal funds, without borrowing.

The amount of funds expended in the purchase by Mr. Charles Sposato of 300 shares of common stock in open market or privately negotiated purchases (other than the transaction reflected in the following paragraph) is $5,040. The entire amount of such funds was provided from Mr. Sposato's personal funds, without borrowing.

The amount of funds attributable to the acquisition by Mr. Charles Sposato from Anchar of 25,778 shares of common stock was $438,226. Transaction was effected by transfer of shares in exchange for forgiveness of debt previously incurred by transferor.

ITEM 4. PURPOSE OF TRANSACTION.

All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting persons will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company, in open market transactions, in transactions directly with the Company, pursuant to the Company's dividend reinvestment and stock purchase plan, in private transactions, or otherwise. Any such acquisition will be subject to compliance with applicable state and federal laws regarding changes in control of shares of depository institution holding companies, and applicable restrictions relating to Mr. Charles Sposato's status as a director of the Company.

Mr. Charles Sposato is Chairman and a member of the Board of Directors of the Company. Except as indicated above, and except for periodic participation by Mr. Sposato in discussions of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in Mr. Sposato's capacity as Chairman and a member of the Board of Directors of the Company, no reporting person has any present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

All percentages given for ownership of the outstanding common stock are based upon 631,820 shares of common stock outstanding as of November 30, 2001, plus in the case of Mr. Charles Sposato, 385 options to purchase common stock held by him which are currently exercisable or exercisable within 60 days of the date hereof.

As of the date of this filing, Mr. Charles Sposato beneficially owns 63,091.0061 shares of common stock, or 9.99 of the outstanding shares, including 14,295 shares held by the Builder's Choice Profit Sharing Trust, of which Mr. Sposato is trustee, and as to which Mr. Sposato disclaims beneficial ownership as to all shares other than those held for his benefit, 4,050 shares held by Bay Ace Hardware, Inc, of which Mr. Sposato is sole shareholder, and 10,000 shares held by Mr. Anthony Sposato, Mr. Sposato's brother, as to which Mr. Sposato disclaims beneficial ownership.

CUSIP No. 149841108                                           Page 8 of 9 Pages

During the 60 days immediately preceding the filing of this amendment, the following acquisitions of shares were effected:


  -----------------------------------------------------------------------------------------------------------------
                                                 Number of Share
           Date                  Party              Acquired        Price per share           Description
  -----------------------------------------------------------------------------------------------------------------
    September 28, 2001      Charles Sposato    390.5387 (acquired)      $16.80         Dividend Reinvestment and
                                                                                          Stock Purchase Plan
  -----------------------------------------------------------------------------------------------------------------
    September 28, 2001      Charles Sposato      300 (acquired)         $16.80          Open Market Transaction
  -----------------------------------------------------------------------------------------------------------------
     October 29, 2001       Charles Sposato          25,778           $17.00 (1)       Shares previously held by
                                                                                      Anchar, a Maryland general
                                                                                     partner in which Mr. Sposato
                                                                                          had 50% partnership
                                                                                       interest, and previously
                                                                                       included in Mr. Sposato's
                                                                                     shares with respect to which
                                                                                         had shared voting and
                                                                                          disposition power.
  -----------------------------------------------------------------------------------------------------------------

(1) Reflects forgiveness of Anchar debt.

During the 60 days immediately preceding the filing of this amendment, the following dispositions of shares were effected:


  -----------------------------------------------------------------------------------------------------------------
           Date                  Party           Number of Share    Price per share           Description
                                                   Disposed of
  -----------------------------------------------------------------------------------------------------------------
     October 29, 2001            Anchar              25,778            $17.00(1)         Shares transferred to
                                                                                     Charles Sposato, 50% general
                                                                                        partner of Anchar, and
                                                                                      previously included in Mr.
                                                                                         Sposato's shares with
                                                                                        respect to which shared
                                                                                     voting and disposition power.
  -----------------------------------------------------------------------------------------------------------------
     October 29, 2001       Anthony Sposato          25,778            $17.00(1)         Represents Anchar
                                                                                         shares previously
                                                                                          included in Mr.
                                                                                         Anthony Sposato's
                                                                                        shares with respect
                                                                                          to which shares
                                                                                     voting and investment power.
  -----------------------------------------------------------------------------------------------------------------

(1) Reflects forgiveness of Anchar debt.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1        Joint Filer Agreement - Previously filed.


                    [Remainder of page intentionally blank.]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.



December 6, 2001          /s/ Charles F. Sposato.
                          --------------------------------------------
                          Charles F. Sposato


December 6, 2001          /s/ Anthony F. Sposato.
                          --------------------------------------------
                          Anthony F. Sposato

December 6, 2001          BUILDER'S CHOICE, INC. PROFIT SHARING TRUST


                         By: /s/ Charles F. Sposato.
                             -------------------------------------------------
                             Charles F. Sposato, Trustee

December 6, 2001          BAY ACE HARDWARE, INC.


                          By: /s/ Charles F. Sposato.
                              -------------------------------------------------
                              Charles F. Sposato, President

December 6, 2001          ANCHAR, a Maryland General Partnership


                          By: /s/ Charles F. Sposato.
                              -------------------------------------------------
                              Charles F. Sposato, General Partner